Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Microsite BBVA-Sabadell

Intranet Q&A BBVA-Sabadell

Frequent questions

Offer

1.	Why has BBVA launched this offer to Banco Sabadell shareholders?

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The aim is ultimately to merge the two banks, to build a more solid, more competitive and profitable entity and erect a benchmark within the market in terms of assets, loans and deposits. The new bank will have greater scale, which will stand us in better stead to address the structural challenges posed by the financial sector, while efficiently making the necessary investments in digital transformation within an increasingly global sector.

●	The complementarity and the ability to generate relevant synergies make this transaction financially attractive for the shareholders of both BBVA and Banco Sabadell.

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BBVA remains firmly committed to all the markets in which it operates, and from a position of strength it will intensify its support for businesses and for cultural, scientific and social projects. It will do this not only through its core banking activity, but also through its various foundations in Catalonia, the Valencian Community and the other regions where Banco Sabadell is present.

●	The transaction will also be positive for our other stakeholders.

○ Our customers stand to benefit from a unique value proposition, thanks to the synergies between both franchises, a wider range of products and the new bank’s more global outreach.

○ Employees will have access to new career and growth opportunities within an even more global entity.

○ The combined bank will be able to lend more to households and businesses (roughly €5 billion in additional lending per year) and to contribute to the public coffers via the taxes.

○  This will ultimately lead to greater economic and social progress.

2.	Why is BBVA launching an offer to Banco Sabadell shareholders following the rejection of the SAB Board to a merger proposal?

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In mid-April, BBVA’s Chair met with the Chair of Banco Sabadell to convey BBVA’s interest in resuming the talks that did not ultimately come to fruition back in 2020. They were asked to deliver a specific proposal on April 30, but on that day a leak to the press precipitated the events that unfolded. Upon learning that Banco Sabadell’s board had turned down the proposed merger offer on May 6th, BBVA wished to give Sabadell’s almost 200,000 shareholders the opportunity to decide about the exchange of their shares for those of BBVA. BBVA believes that both sides stand to benefit, and therefore the proposal should be presented directly to Sabadell’s shareholders, its legitimate owners, so that they can weigh it up, without this generating any conflict.

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In accordance with European and Spanish rules and regulations on takeover bids, the decision on whether to accept does not fall to the board of directors of the target company, but rests squarely on the shoulders of its shareholders. Its board must comply with the neutrality rule, whereby it prevents any action (without prior approval from the general shareholders’ meeting) that might impede the success of the bid.

3.	What makes the transaction attractive to Banco de Sabadell’s shareholders?

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The offer represents a premium of 30 percent over the closing prices on April 29[1]; of 42 percent[2] over the volume weighted average prices of the month prior to April 29; and of 50 percent[2] over the weighted average prices for the previous three months.

●	Assuming 100% uptake, Banco Sabadell shareholders would acquire a stake of approximately 16 percent in BBVA, benefiting from the additional value created at the merged entity.

●	Given the synergies expected to result from the combination of both entities (€850 million), earnings per share would increase by about 27[3] percent for the shareholders of Banco Sabadell.

1 According to the terms included in the communication to the market on May 1, 2024.

2 According to the terms included in the communication to the market on May 1, 2024 and based on the volume average weighted price (VWAP) of Banco Sabadell and BBVA at the corresponding date.

3 Increase in earnings per share (EPS) for Sabadell shareholders, calculated as the variation between the following two figures:

- Initial estimated EPS in 2026: estimated EPS for Banco Sabadell of €0.24/share. This EPS is calculated as the quotient between: estimated net profit in 2026 for Banco Sabadell of €1.25 billion according to analyst consensus published in Bloomberg on April 29, 2024; and the number of Banco Sabadell shareholders after deducting the total amount of shares in the €340 million share buyback plan that the bank had in place on that date (estimated at 5.28 billion shares).

3 Estimated final EPS in 2026: estimated EPS in 2026 (adjusted for the initial exchange ratio of one share of BBVA for every 4.83 shares of Banco Sabadell) for the resulting bank (BBVA+Sabadell) of €0.30/share. This EPS takes into consideration: in the numerator, 1) the sum of the estimated net earnings in 2026 of BBVA and Banco Sabadell according to analyst consensus published in Bloomberg on April 29, 2024 (€8.09 billion and €1.25 billion respectively); plus 2) the net synergies (assuming complete implementation) from taxes (€603 million); in the denominator, the number of shares of the resulting bank (6.86 billion shares), considering 100 percent uptake (based on the above mentioned 5.28 billion Banco Sabadell shares), adjusted for the indicated exchange ratio.

4.	What’s the reason for the adjustment of the consideration being offered to Banco Sabadell shareholders who choose to take up the offer?

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The adjustment was made to reflect the dividends paid out by both banks and was already envisaged in the terms of the offer made public on May 9, 2024. The aim is to ensure that the economic terms of the offer remain the same if the banks distribute dividends, which has been the case.

●	Thus, Banco Sabadell shareholders who accept the offer will receive one new share in BBVA and €0.29 in cash for every 5.0196 shares in Banco Sabadell that they hand over in exchange[4]. In other words:

○ The exchange ratio is now 1 newly issued share in BBVA for every 5.0196 shares in Banco Sabadell5 to reflect the impact of the dividend paid out by Banco Sabadell (€0.08 gross per share) on October 1, 2024.

○ Additionally, a cash payment of €0.29 is added for every 5.0196 common shares of Banco Sabadell, as a result of the dividend paid out by BBVA on October 10, 2024.

5.	What makes it an attractive deal for BBVA’s shareholders?

●	The financial terms are attractive for shareholders of both banks, given the potential for unlocking significative synergies.

●	Specifically, for BBVA shareholders[6]:

○ The increase in earnings per share7 will be gradual from the first year of the merger, increasing by 3.5% once the savings have been fully realized (in the third year following the merger).

○ Tangible book value per share will increase by approximately 1% on the merger date.

○ The return on incremental invested capital for BBVA shareholders (ROIIC)8 is approximately 20%, which is significantly higher than the cost of capital and compares favorably with other investment options, particularly with a potential share buyback.

6.	Why has the value of Sabadell shares approached the value of the offer presented by BBVA? Does that mean that the offer is less attractive?

4 Consideration adjusted to reflect the dividend of €0.08 gross per share paid out by Banco Sabadell on October 1, 2024, as well as the dividend paid out by BBVA on October 10, 2024 (€0.29 gross per share).

5 Previously: 1 newly issued share in BBVA for every 4.83 shares in Banco Sabadell.

6 According to the terms included in the offer presented on May 9, 2024.

7 Based on consensus figures as of April 29, taking estimated synergies into account.

8 Calculated for 2026 taking estimated synergies from the merger into account, and not including any potential impact resulting from the asset management and custody joint ventures. Formula used: [Incremental result for BBVA shareholders / impact of merger on CET1]. Based on consensus figures from April 29th.

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From the moment that an acquisition transaction is announced, it is common for the share prices of the target bank to converge with the exchange price being offered, especially when the transaction will take place through share exchange.

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This convergence does not mean that the offer is less attractive, but that the share price already incorporates the offer made to a large extent. In other words, in the absence of this offer, the share prices would be different.

●	It therefore makes sense to assess the attractiveness of the transaction by comparing the premium with the share prices prior to the announcement of the transaction (in this case, April 29th).

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In this sense, BBVA’s offer implies a premium of 30 percent over the closing prices on April 29[9]; of 42 percent[10] over the volume weighted average prices of the month prior to April 29; and of 50 percent[11] over the weighted average prices for the previous three months.

7.	What negotiations and/or prior contact took place with Banco Sabadell before making the offer?

●	Our approach has always been friendly.

●	In mid-April, the BBVA Chair approached the Banco Sabadell Chair to explore a potential merger, based on the terms negotiated in 2020, but with a substantially better financial offer.

●	On April 30th, BBVA presented the written proposal for a merger to Banco Sabadell’s Board. Banco Sabadell rejected the proposal on May 6th.

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On May 8th, BBVA’s Board of Directors agreed to present the offer, with the same financial terms presented to Banco Sabadell’s Board, directly to its shareholders in order to give them the opportunity to decide. This agreement by BBVA’s Board led to the announcement prior to the public offer published the following day, May

Impact of the transaction

8.	What is the estimated impact of this transaction on BBVA’s CET1 ratio?

●	We expect a limited impact on CET1 of approximately -38 basis points assuming 100% uptake[11].

9 According to the terms included in the communication to the market on May 1, 2024.

10 According to the terms included in the communication to the market on May 1, 2024 and based on the volume average weighted price (VWAP) of Banco Sabadell and BBVA at the corresponding date.

11 Updated impact on capital (initial estimate of -30 bps) based on the adjustment in the consideration of the offer due to compensation for the cash dividend paid by BBVA on October 10, 2024, as foreseen in the offer presented on May 9, 2024.

9.	What are BBVA’s estimates for the restructuring costs associated with the merger of both banks, once the offer to purchase Banco Sabadell shares has been carried out?

●	Once BBVA has acquired more than half of effective voting rights at Banco Sabadell, BBVA intends to merge the two banks.

●	Restructuring costs associated to the merger would stand at approximately €1.45 billion before taxes, which will be recorded in the income statement on the year of the merger.

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It is important to note that, unlike other market precedents, this transaction will involve lower restructuring costs / savings associated to personnel expenses. This is because both BBVA and Banco Sabadell have already undertaken significant network optimization over the past few years. Most of the synergies are associated with savings in technology and systems costs, as well as other general administration expenses, with a lower associated restructuring cost.

10.	What are the estimated synergies associated with the merger process?

●	The estimated value of the synergies associated with the merger of both banks stands at €850 million before taxes. Main concepts include:

o Operating cost savings anticipated at approximately €750 million before taxes. Of this amount, €450 million corresponds to general expenses (technology and administrative costs) and €300 million to personnel costs.

As part of the cost optimization and rationalization process, BBVA estimates that less than 10 percent of the branches from the integrated bank in Spain will be closed12 (the equivalent of 300 of the 870 branches with a proximity of less than 500 meters).

The materialization of these synergies is expected to be staggered: 25 percent within the first year post-merger, with the remainder occuring progressively until reaching 100 percent of the estimated savings by the third year after the merger.

o Savings in funding costs estimated at €100 million before taxes. These savings will accrue gradually as Sabadell wholesale funding instruments mature.

11.	Are you expecting any loss of businesses (i.e. negative revenue synergies) as a result of the transaction?

●	BBVA has not incorporated any positive or negative revenue synergies into the figures it has disclosed.

12 On June 30, 2024, BBVA had a network of 1,881 branches in Spain, while Banco Sabadell had 1,159; in other words, a total of 3,040 branches.

●	BBVA’s intention is to boost the growth of the combined bank, calculating a capacity to lend an additional €5 billion to families and businesses per year.

12.	If the takeover bid for Banco Sabadell is ultimately successful, would it be possible to unlock the announced synergies while maintaining two independent legal banks, i.e. with no merger?

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In a scenario in which the offer made to Banco Sabadell shareholders is a success, the operation will have received the green light from multiple authorities (including the Spanish competition regulator, the CNMC, the ECB, the Spanish financial markets regulator, the CNMV) and from the shareholders of BBVA and Banco Sabadell who take up the offer.

●	After that, BBVA’s intention is to carry out the merger of the banks. It feels that a scenario in which this does not occur is unlikely.

●	In any event, even without a merger, the operation remains attractive as most of the synergies would be achieved.

13.	Do your calculations consider the cost of breaking up Banco Sabadell’s existing alliances?

●	BBVA has made an estimate, based on public information, of the potential cost of breaking up these existing alliances.

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BBVA’s calculations include a financial penalty arising from the change of control in relation to Banco Sabadell existing alliances in the fields of pensions, bancassurance and payments, as well as the corresponding fair value adjustments.

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In any case, once BBVA has all the information needed to make a sufficiently informed decision, it will begin a negotiation process with Banco Sabadell partners for each of the existing agreements, and make the best decision based on value creation criteria for shareholders and customers.

14.	What impact will the transaction have on financial inclusion, i.e. on access to financial services in rural areas, among the elderly, etc.?

●	BBVA is committed to ensuring that no one is denied access to financial services.

●	Of the remedies BBVA has presented the CNMC, several are related to financial inclusion. For a three-year period, BBVA has committed to:

o Not closing branches where there is no other branch (of BBVA or Banco Sabadell) within a radius of at least 300 meters.

o Not closing offices in postal codes with a per capita income of less than €10,000.

○ Not leaving behind any municipality (or replacing a branch with an agent, mobile bank or other means) where there are fewer than three competitors.13 Customers in these municipalities will be offered the Correos Cash service twice a month, at no cost.

○ Maintaining teller services with the same business hours as Banco Sabadell’s offices in these municipalities.

○ Creating an account for vulnerable customers, with no opening, administration or maintenance fees, a free debit card and free, unlimited domestic transfers on digital channels, among other conditions.

15.	What impact will the transaction have on regions in which Banco Sabadell has a strong presence, such as Catalonia or the Valencian Community?

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BBVA is fully committed and deeply rooted in the regions within its footprint, especially those where Banco Sabadell is most strongly present: Catalonia and the Valencia region. These are key markets where BBVA is set to intensify its support for business, arts and culture, science and the wider community through its own banking activities and through its non-profit foundations.

●	The new bank will have two operational headquarters in Spain: one at Banco Sabadell’s corporate center in Sant Cugat del Vallès (Barcelona) and the other at Ciudad BBVA, in Madrid.

●	Furthermore, the Sabadell brand will continue to be used alongside the BBVA brand in those regions or businesses in which doing so would make good commercial sense.

●	Finally, Barcelona’s role as a European hub for startups will be further enhanced by combining the projects and initiatives of both banks.

Extraordinary meeting of BBVA shareholders and regulatory approvals

16.	What is the significance of the approval of a capital increase by the shareholders of BBVA?

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At an extraordinary general meeting held on July 5th, with 96 percent votes in favor, BBVA’s Extraordinary Shareholders’ Meeting overwhelmingly approved the capital increase needed to cover the share exchange offered to Banco Sabadell shareholders.

●	This milestone marks a highly significant step needed to move forward in the most attractive project in the European banking sector.

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The approval of the capital increase at the Extraordinary Shareholders’ Meeting was one of the conditions established in the acquisition offer made to Banco Sabadell shareholders (together with acceptance of more than half

13 For competition purposes, BBVA and Banco Sabadell are considered a single bank.

of effective voting rights of Banco Sabadell and obtaining regulatory approval14).

17.	What approvals are still pending?

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BBVA has already received two of the most relevant authorizations: the green light from the Prudential Regulation Authority (PRA) and the non-opposition from the European Central Bank, on Sept 3 and 5, respectively. Furthermore, on November 26, 2024, the European Commission Directorate-General for Competition completed its review of the transaction according to the EU Foreign Subsidies Regulation without raising any objections

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The next steps needed are the approval of the Spanish Competition authority (CNMC), the authorization of the Spanish financial markets regulator (CNMV) and BBVA securing more than half of the effective voting rights of Banco Sabadell.

Competition laws

18.	How does the transaction affect the competitiveness of the financial sector?

●	We believe the Spanish financial sector is highly competitive due to strong competition from both major and smaller players, including new entrants and fintech firms.

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The analysis of the combined market share of the two banks suggests that it will remain moderate on a national level in the key segments. Specifically, the resulting national market share would be 22 percent for lending, 20 percent for deposits, and 17 percent for branches.

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In any event, market shares and concentration levels must be viewed in the context of other equally important factors, such as the high degree of buoyancy and competitiveness, the absence of barriers to entry—which are also being eroded as the digitization of financial services moves forward—and customers’ ability to switch operators at no cost. In terms of digitization, 85 percent of interactions between banks and customers are conducted over digital channels.

19.	What competition-related risks have been identified by the Spanish regulator, CNMC?

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Following a thorough analysis of the integration by business segment and territories by CNMC in the first phase, it shows that it has not identified any problems in most of the markets analyzed, while identifying certain risks that are very limited.

○	The CNMC has determined that only three areas require further analysis in phase 2 of the procedure: (1) commercial terms and conditions for SMEs in

14 CNMC (approval pending) and the Prudential Regulation Authority (PRA), received on September 3, 2024.

certain locations; (2) lending volume for SMEs in certain locations; and (3) commercial terms and conditions for acquiring services (point-of-sale, or POS terminals). The purpose of the second phase is to value the adequacy of BBVA’s remedies in said areas taking into account thethe opinions of market participants.

○ The CNMC’s assessment of the other remedies presented by BBVA in terms of financial inclusion, access to ATMs and conditions for individual customers and large companies is positive.

●	BBVA will continue to collaborate on this second phase of analysis to finalize the remedies agreement and the approval of the case.

20.	How is the transaction affected by Spain’s competition supervisor, the CNMC, opening a second phase of scrutiny?

●	BBVA considers this an operation with the potential to create undeniable value for Sabadell and BBVA shareholders, and for all of our other stakeholders: customers, employees and society as a whole.

●	We expect the transaction to be approved within a few months, maintaining its full potential for value creation.

●	If this were not the case, in other words, if value creation were compromised, BBVA has the option to withdraw its offer.

●	BBVA will continue working closely with the CNMC to finalize the commitments and secure approval of the process.

21.	What measures has BBVA offered to the CNMC and what is their purpose?

●	BBVA has submitted to the Spanish National Markets and Competition Commission (CNMC) a series of unprecedented measures to guarantee financial inclusion, lending to SMEs and competitiveness[15].

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These remedies largely mitigate the risks identified by the CNMC, which are mainly confined to certain territories (Catalonia and the Valencian Community in particular), and their aim is to ensure a prompt authorization of the integration with Banco Sabadell.

Remedies to guarantee financial inclusion:

○	Not closing branches where there is no other branch (of BBVA or Banco Sabadell) within a radius of at least 300 meters.

○	Not closing offices in postal codes with a per capita income of less than €10,000.

15 With a duration of three years, except where otherwise noted.

○ Not leaving behind any municipality (or replacing a branch with an agent, mobile bank or other means) where there are fewer than three competitors.16 Customers in these municipalities will be offered the Correos Cash service twice a month, at no cost.

○ Maintaining teller services with the same business hours as Banco Sabadell’s offices in these municipalities.

○ Creating an account for vulnerable customers, with no opening, administration or maintenance fees, a free debit card and free, unlimited domestic transfers on digital channels, among other conditions.

●	Remedies to maintain the terms and conditions for individuals and SMEs:

○ Maintaining the commercial terms and conditions in postal codes with fewer than four financial institutions.17.

○ Furthermore, for SMEs in these postal codes new loan prices will not exceed the average price on a national level.

○ Not closing any Banco Sabadell offices specializing in businesses anywhere in Spain.

●	Remedies to ensure lending for SMEs throughout Spain:[18]

○ Guaranteeing the continuity of all working capital lines (loans with a termination or renewal period equal or less to one year) that Banco Sabadell had in place in Spain for a period of 18 months.

○ Maintaining all credit volume for SMEs that only have BBVA or Banco Sabadell as a financial provider for a period of 18 months.

●	Remedies regarding access to ATMs:

○ Maintaining access to Banco Sabadell’s ATMs for all customers of banks in the Euro 6000 network for a period of 18 months, or until the merger of the banks takes place (in case BBVA ends the existing agreement between Banco Sabadell and the banks in the Euro 6000 network).

●	In addition, in line with previous transactions, BBVA has proposed the divestment of excess stakes in payment companies.

●	The bank will continue to collaborate closely with the CNMC to finalize the remedies agreement and the approval of the transaction.

[16]	For competition purposes, BBVA and Banco Sabadell are considered a single bank.
[17]	For competition purposes, BBVA and Banco Sabadell are considered a single bank.
[18]	Except for financial decline.

Estimated timeline

22.	When do you expect the bid to be launched?

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Following the approval of the CNMC and once the CNMV gives its authorization, Banco Sabadell shareholders have an acceptance period of a minimum of 30 calendar days to respond to the exchange offer. BBVA has the option of extending the deadline up to a maximum of 70 calendar days.

23.	What period are you considering for the merger of both entities? What authorizations is the merger subject to?

●	We estimate that the merger will take between 6 and 8 months.

●	The merger requires the authorization of the Spanish Ministry of Economy, Commerce and Enterprise.

Banco Sabadell shareholders

24.	What do Banco Sabadell’s shareholders have to do and when?

●	Banco Sabadell’s shareholders must decide whether they accept the offer presented by BBVA.

●	Once the prospectus has been approved by the CNMV, and within a maximum of five business days, BBVA will publish the offer and its acceptance period will begin.

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Banco Sabadell shareholders who wish to accept the offer must present their declaration of acceptance to the organization where their shares of Banco Sabadell are held, during the period established for this purpose by BBVA.

○ The acceptance period will begin on the first trading day following the publication of the offer.

○ It will be no less than 30 calendar days and no more than 70.19.

●	Banco Sabadell shareholders may accept the offer for all of the shares they hold, or only for a portion of them.

●	Offer acceptance statements may be revoked at any time before the final day of the acceptance period.

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Following the acceptance period, and a maximum of seven trading days after this date, the governing bodies of the Spanish Stock Exchanges will publish the results of the offer in the Official Listing Bulletins in the terms and during the session specifically indicated by the CNMV.

19 BBVA may extend the offer acceptance period once, or multiple times, after notifying the CNMV, as long as it does not exceed the maximum period of 70 calendar days.

25.	Can any Banco Sabadell shareholder accept the bid or do certain requirements need to be met?

●	The bid extends to all Banco Sabadell shareholders.

26.	What happens to those Banco Sabadell shareholders who decide not to take up the offer?

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BBVA intends to press ahead with the merger between BBVA and Banco Sabadell as swiftly as possible following the settlement of the offer. The exchange ratio will be equivalent, insofar as possible, to the consideration proposed in the offer.

●	Banco Sabadell shareholders who choose not to take up the offer during the acceptance period will retain their shares in Banco Sabadell until both banks are ultimately merged.

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As a result of the offer, the number of shares outstanding of Banco Sabadell in the hands of shareholders other than BBVA may fall significantly. Therefore, during the period (between the completion of the offer and the merger) in which Banco Sabadell remains a listed company, this situation may affect the liquidity of its shares.

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If at least 90 percent of Banco Sabadell’s share capital accepts the offer, BBVA will exercise its squeeze-out right on the remaining shares of Banco Sabadell’s share capital that did not take up the offer, under the same terms as the offer, as adjusted to the new exchange ratio (one new BBVA share plus €0.29 in cash for every 5.0196 Banco Sabadell). If this were to occur, BBVA would become the holder of all (100 percent) of Banco Sabadell’s capital stock and Banco Sabadell would automatically be delisted.

27.	As for the dividend, will Banco Sabadell’s shareholders receive less than they would if they retained their shares in that bank?

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BBVA is proposing the combination of two great banks, so that together they can achieve more than they could hope to achieve by going it alone. In addition to the attractive premium received from the transaction, Banco Sabadell shareholders will benefit from the increased capacity to generate earnings and the significant potential for synergies (€850 million gross annually once the merger takes place). Therefore, Banco Sabadell shareholders will benefit from the increase in earnings per share of approximately 27 percent.[20]

[20]	Increase in earnings per share (EPS) for Sabadell shareholders, calculated as the variation between the following two figures:

- Initial estimated EPS in 2026: estimated EPS for Banco Sabadell of €0.24/share. This EPS is calculated as the quotient between: estimated net profit in 2026 for Banco Sabadell of €1.25 billion according to analyst consensus published in Bloomberg on April 29, 2024; and the number of Banco Sabadell shareholders after deducting the total amount of shares included in the €340 million share buyback plan that the bank had in place on that date (estimated at 5.28 billion shares).

- Estimated final EPS in 2026: estimated EPS in 2026 (adjusted for the initial exchange ratio of one share of BBVA for every 4.83 shares of Banco Sabadell) for the resulting bank (BBVA+Sabadell) of €0.30/share. This EPS takes into consideration: in the numerator, 1) the sum of the estimated net earnings in 2026 of BBVA and Banco Sabadell according to analyst consensus published in Bloomberg on April 29, 2024 (€8.09 billion and €1.25 billion respectively); plus 2) the net synergies (assuming complete implementation) from taxes (€603 million); in the denominator, the number of shares of the resulting bank (6.86 billion shares), considering 100 percent uptake (based on the above mentioned 5.28 billion Banco Sabadell shares), adjusted for the indicated exchange ratio.

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This higher earnings per share would also translate into sustainable dividends over time, as BBVA maintains its attractive shareholder distribution policy, which involves payouts of 40 to 50 percent of profit, with the possibility of combining cash dividends and share buybacks, as well as the commitment to distribute excess capital over 12 percent.[21]

28.	What dividend policy will BBVA pursue following the settlement of the offer?

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BBVA will continue to pursue its current shareholder return policy, whereby shareholders receive between 40 and 50 percent of the bank’s profits, with the additional option to combine cash dividends and share buybacks. Under its existing policy, BBVA has also pledged to pay out any surplus capital beyond 12 percent.[22]

Banco Sabadell customers

29.	What will happen to Sabadell’s customers, especially SMEs?

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The purpose of the transaction is to complement our strengths with those of Banco Sabadell. The integration represents a clear commitment to SMEs. We want to combine our experience with Sabadell’s and together, build the best bank for all individual customers, businesses and SME clients.

●	Of the remedies BBVA has submitted to the CNMC, the following are related to SMEs:

○ Regarding commercial terms and conditions, for a period of three years, BBVA is committed to:

∎	Maintaining the commercial terms and conditions in postal codes with fewer than four financial institutions.[23]

∎	Furthermore, for SMEs in these postal codes new loan prices will not exceed the average price on a national level.

∎	Not closing any Banco Sabadell offices specializing in businesses anywhere in Spain.

○ As for remedies to guarantee lending for SMEs throughout Spain, BBVA is committed for a period of 18 months, except in case of financial deterioration, to:24

21 Based on a pro-forma Basel IV fully-loaded CET1 ratio, subject to regulatory approvals.

22 Based on a pro-forma Basel IV fully-loaded CET1 ratio, subject to regulatory approvals.

23 For competition purposes, BBVA and Banco Sabadell are considered a single bank.

24 Unless there is financial deterioration.

∎	Ensuring the continuity of all working capital lines (loans with a termination or renewal period equal or less to one year) that Banco Sabadell had in place in Spain.

∎	Maintaining all credit volume for SMEs that only have BBVA or Banco Sabadell as a financial provider.

30.	In what ways will the commercial offering improve for Sabadell customers?

●	Following the transaction, BBVA estimates that the resulting entity will be able to lend roughly €5 billion more each year to both households and businesses.

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Customers of both banks will be able to benefit from a better value proposition, because the two franchises complement one another, the product range will become wider and the resulting bank will command a global reach.

●	Furthermore, Banco Sabadell’s customers also stand to benefit from a new network of branches and ATMs, with a greater presence across the country.

Specifically, the merger of the two banks would result in a group with nearly 7,000 branches worldwide, of which over 2,700 would be in Spain (even after post-merger closures). This is more than double the number of branches Sabadell currently operates. Additionally, the new bank would have over 7,000 ATMs in Spain, nearly three times as many as Sabadell on its own.

●	The increased scale of the new bank will pave the way for further investments in the development of new capabilities, resulting in a better and more innovative range of products.

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The greater diversification and strength of the combined entity will make it more resilient to adverse macroeconomic events, making it more adept at supporting its customers when they need it the most.

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In addition, Banco Sabadell enterprise customers will be better able to expand into wider international markets within the BBVA footprint. This will bring them fresh business opportunities and boost their potential for growth.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.